INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Forum Funds:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Forum Funds (comprising
Maine Taxsaver Bond Fund, New Hampshire Taxsaver Bond Fund,
Investors Bond Fund, and TaxSavers Bond Fund)(the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 29, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, as of June 29, 2001, and with respect to agreement of security purchases and sales, for the period from March 31, 2001 (the date of our last examination) through June 29, 2001:

1. Confirmation of all securities held by Deutsche Bank and Bankers Trust Company in book entry form;

2. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities across all Funds since March 31, 2001 (the date of our last examination) through June 29, 2001 from the books and records of the Funds to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Forum Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2001 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

July 14, 2001

DELOITTE & TOUCHE
Boston, Massachusetts





July 14, 2001

Deloitte & Touche
200 Berkeley Street
Boston, MA 02116


Re:   Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


Ladies and Gentlemen:

With respect to Investors Bond Fund, Maine TaxSaver Bond Fund, New Hampshire TaxSaver Bond Fund and TaxSaver Bond Fund, Forum funds
(the "Trust") must comply with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments of Registered Management
Investment Companies," of the Investment Company Act of 1940, as amended (the "1940 Act"). With respect to the Funds, the Trust is also responsible for establishing and maintaining effective internal controls in order to comply with the requirements of Rule 17f-2 of the 1940 Act.

The Trust has performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the 1940 Act as of June 29, 2001 and from March 31, 2001 through June 29, 2001, with respect to securities reflected in the investment account of the Funds.

Very truly yours

Leslie K. Klenk
Secretary